MEMORANDUM OF CHANGES
                 VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 109

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Equity Opportunity Trust, Series 109 on August 18, 1998. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Cover Page.                The date of the Prospectus has been completed.

Pages 2-3.                 "The Summary of Essential Financial Information"
                           section and "Fee Table" have been completed.

Pages 4-10.                Revisions have been made and the portfolios have
                           been completed.

Pages 10-19.               The descriptions of the Securities issuers have
                           been completed.

Pages 20-21.               The Report of Independent Certified Public
                           Accountants and Statements of Condition have

FILE NO. 333-60845
CIK #1025255

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.  Exact Name of Trust:  VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 109

B.  Name of Depositor:    VAN KAMPEN FUNDS INC.

C.  Complete address of Depositor's principal executive offices:

    One Parkview Plaza
    Oakbrook Terrace, Illinois  60181

D.  Name and complete address of agents for service:

    CHAPMAN AND CUTLER                 VAN KAMPEN FUNDS INC.
    Attention:  Mark J. Kneedy         Attention:  Don G. Powell, Chairman
    111 West Monroe Street             One Parkview Plaza
    Chicago, Illinois  60603           Oakbrook Terrace, Illinois  60181


E.  Title of securities being registered:  Units of proportionate interest

F.  Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

 / X / Check box if it is proposed that this filing will become
 ---- effective at 2:00 p.m. on August 18, 1998 pursuant to Rule 487.
                           been completed.

                       VAN KAMPEN EQUITY OPPORTUNITY TRUST
                                   SERIES 109

                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

                              FORM N-8B-2 FORM S-6
                        ITEM NUMBER HEADING IN PROSPECTUS

I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                   ) Prospectus Front Cover Page

        (b)  Title of securities issued      ) Prospectus Front Cover Page

 2.     Name and address of Depositor        ) Summary of Essential Financial
                                             ) Information
                                             ) Trust Administration

 3.     Name and address of Trustee          ) Summary of Essential Financial
                                             ) Information
                                             ) Trust Administration

 4.     Name and address of principal        ) *
          underwriter

 5.     Organization of trust                ) The Trusts

 6.     Execution and termination of         ) The Trusts
          Trust Indenture and Agreement      ) Trust Administration

 7.     Changes of Name                      ) *

 8.     Fiscal year                          ) *

 9.     Material Litigation                  ) *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding        ) The Trusts
          trust's securities and             ) Taxation
          rights of security holders         ) Public Offering
                                             ) Rights of Unitholders
                                             ) Trust Administration

11.     Type of securities comprising        ) Prospectus Front Cover Page
          units                              ) The Trusts
                                             ) Portfolios

12.     Certain information regarding        ) *
          periodic payment certificates      )

13.     (a)  Loan, fees, charges and expenses) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             ) Information
                                             ) Trust Operating Expenses
                                             ) Public Offering
                                             ) Rights of Unitholders

        (b)  Certain information regarding   )
               periodic payment plan         ) *
               certificates                  )

        (c)  Certain percentages             ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             ) Information
                                             ) Public Offering
                                             ) Rights of Unitholders

        (d)  Certain other fees, expenses or ) Trust Operating Expenses
               charges payable by holders    ) Rights of Unitholders

        (e)  Certain profits to be received  ) Public Offering
               by depositor, principal       ) Portfolios
               underwriter, trustee or any   )
               affiliated persons            )

        (f)  Ratio of annual charges         ) *
               to income                     )

14.     Issuance of trust's securities       ) Rights of Unitholders

15.     Receipt and handling of payments     ) *
          from purchasers                    )

16.     Acquisition and disposition of       ) The Trusts
          underlying securities              ) Rights of Unitholders
                                             ) Trust Administration

17.     Withdrawal or redemption             ) Rights of Unitholders
                                             ) Trust Administration
18.     (a)  Receipt and disposition         ) Prospectus Front Cover Page
               of income                     ) Rights of Unitholders

        (b)  Reinvestment of distributions   ) *

        (c)  Reserves or special Trusts      ) Trust Operating Expenses
                                             ) Rights of Unitholders
        (d)  Schedule of distributions       ) *

19.     Records, accounts and reports        ) Rights of Unitholders
                                             ) Trust Administration

20.     Certain miscellaneous provisions     ) Trust Administration
          of Trust Agreement                 )

21.     Loans to security holders            ) *

22.     Limitations on liability             )
                                             ) Trust Administration
23.     Bonding arrangements                 ) *

24.     Other material provisions of         ) *
        Trust Indenture Agreement            )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor            ) Trust Administration

26.     Fees received by Depositor           ) *

27.     Business of Depositor                ) Trust Administration

28.     Certain information as to            ) *
          officials and affiliated           )
          persons of Depositor               )

29.     Companies owning securities          ) *
          of Depositor                       )
30.     Controlling persons of Depositor     ) *

31.     Compensation of Officers of          ) *
          Depositor                          )

32.     Compensation of Directors            ) *

33.     Compensation to Employees            ) *

34.     Compensation to other persons        ) *

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's securities   ) Public Offering
          by states                          )

36.     Suspension of sales of trust's       ) *
          securities                         )
37.     Revocation of authority to           ) *
          distribute                         )

38.     (a)  Method of distribution          )
                                             )
        (b)  Underwriting agreements         ) Public Offering
                                             )
        (c)  Selling agreements              )

39.     (a)  Organization of principal       ) *
               underwriter                   )

        (b)  N.A.S.D. membership by          ) *
               principal underwriter         )

40.     Certain fees received by             ) *
          principal underwriter              )

41.     (a)  Business of principal           ) Trust Administration
               underwriter                   )

        (b)  Branch offices or principal     ) *
               underwriter                   )

        (c)  Salesmen or principal           ) *
               underwriter                   )

42.     Ownership of securities of           ) *
          the trust                          )

43.     Certain brokerage commissions        ) *
          received by principal underwriter  )

44.     (a)  Method of valuation             ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             ) Information
                                             ) Trust Operating Expenses
                                             ) Public Offering
        (b)  Schedule as to offering         )
               price                         )

        (c)  Variation in offering price     ) *
               to certain persons            )

46.     (a)  Redemption valuation            ) Rights of Unitholders
                                             ) Trust Administration
        (b)  Schedule as to redemption       ) *
               price                         )

47.     Purchase and sale of interests       ) Public Offering
          in underlying securities           ) Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of       ) Trust Administration
          Trustee                            )

49.     Fees and expenses of Trustee         ) Summary of Essential Financial
                                             ) Information
                                             ) Trust Operating Expenses

50.     Trustee's lien                       ) Trust Operating Expenses

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's      ) Cover Page
          securities                         ) Trust Operating Expenses

52.     (a)  Provisions of trust agreement   )
               with respect to replacement   ) Trust Administration
               or elimination portfolio      )
               securities                    )

        (b)  Transactions involving          )
               elimination of underlying     ) *
               securities                    )

        (c)  Policy regarding substitution   )
               or elimination of underlying  ) Trust Administration
               securities                    )

        (d)  Trustamental policy not         ) *
               otherwise covered             )

53.     Tax Status of trust                  ) Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54.     Trust's securities during            ) *
          last ten years                     )

55.                                          )
56.     Certain information regarding        ) *
57.       periodic payment certificates      )
58.                                          )

59.     Financial statements (Instructions   ) Report of Independent Certified
          1(c) to Form S-6)                  ) Public Accountants
                                             ) Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required


                                   VAN KAMPEN

                VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 109

INTERNET TRUST, SERIES 11                     TELECOMMUNICATIONS TRUST, SERIES 3
HEALTH CARE & PHARMACEUTICALS TRUST, SERIES 3            UTILITY TRUST, SERIES 3
--------------------------------------------------------------------------------

    Van Kampen Equity Opportunity Trust, Series 109 includes the unit investment trusts described above (the "Trusts"). Each Trust seeks to increase the value of your investment by investing in a portfolio of common stocks of companies diversified within a single industry. Of course, we cannot guarantee that a Trust will achieve its objective.


    The Units are not deposits or obligations of any bank or government agency and are not guaranteed.


                                 AUGUST 18, 1998


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

    The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.


                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                 AUGUST 18, 1998
PUBLIC OFFERING PRICE                                      GENERAL INFORMATION
Aggregate value of Securities per Unit (1)             $   9.900                  Initial Date of Deposit            August 18, 1998
Sales charge                                       0.325   Mandatory Termination Date                                August 18, 2000
   Less deferred sales charge                      0.225   Record Dates                                      June 10 and December 10
Public offering price per Unit (2)          $     10.000   Distribution Dates                                June 25 and December 25

                                                                    TELECOMMUNI-        HEALTH CARE &
                                                 INTERNET             CATIONS          PHARMACEUTICALS        UTILITY
                                                   TRUST               TRUST               TRUST               TRUST
                                             ----------------     ---------------     ----------------    ---------------
Initial number of Units (3)                            15,210              15,116               15,167             15,110
Aggregate value of Securities (1)            $        150,578     $       149,644     $        150,151    $       149,586
Estimated initial distribution per Unit (4)               N/A     $           .10     $            .02    $           .08
Estimated annual dividends per Unit (4)                   N/A     $        .21668     $         .06885    $        .31473
Redemption price per Unit (5)                $           9.64     $          9.67     $           9.67    $          9.67


--------------------------------------------------------------------------------
(1)Each Security is valued at the last closing sale price on its principal trading exchange or at the last asked price if not listed on the day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately three months). The estimated amount for each Trust is described on the next page.
(2)The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust.
(3)At the Evaluation Time on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10.
   The number of Units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.
(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".
(5)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not included these costs after the initial offering period.


                                    FEE TABLE

                                                                                            HEALTH CARE &
                                                                            TELECOMMUNI-       PHARMA-
                                                              INTERNET        CATIONS         CEUTICALS       UTILITY
                                                               TRUST           TRUST            TRUST          TRUST
                                                            -----------     ------------    -------------   -----------
 TRANSACTION FEES (AS % OF OFFERING PRICE)
Initial sales charge (1)                                       1.00%            1.00%           1.00%          1.00%
Deferred sales charge (2)                                      2.25%            2.25%           2.25%          2.25%
                                                            -----------      -----------     -----------    -----------
Maximum sales charge                                           3.25%            3.25%           3.25%          3.25%
                                                            ===========      ===========     ===========    ===========
Maximum sales charge on reinvested dividends                   2.25%            2.25%           2.25%          2.25%
                                                            ===========      ===========     ===========    ===========

ESTIMATED ORGANIZATIONAL COSTS PER UNIT (3)                 $    0.01227    $    0.07936    $    0.02167   $    0.07946
                                                             ===========     ===========     ===========    ===========

ESTIMATED ANNUAL EXPENSES PER UNIT
Trustee's fee and operating expenses                        $    0.01080    $    0.01953    $    0.01205   $    0.01953
Supervisory and evaluation fees                             $    0.00500    $    0.00500    $    0.00500   $    0.00500
                                                             -----------     -----------     -----------    -----------
Estimated annual expenses per Unit                          $    0.01580    $    0.02453    $    0.01705   $    0.02453
                                                             ===========     ===========     ===========    ===========

ESTIMATED COSTS OVER TIME
One year                                                    $         35    $         43    $         36   $          43
Three years                                                 $         39    $         48    $         40   $          48
Five years                                                           N/A             N/A             N/A             N/A
Ten years                                                            N/A             N/A             N/A             N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that all distributions are reinvested at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.
(2)The deferred sales charge is actually equal to $0.225 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from December 15, 1998 through August 15, 1999.
(3)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.



INTERNET TRUST

   The Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies primarily involved in the enabling technology or communication services areas of the Internet. In selecting these stocks, we considered companies engaged in one or more of the following areas:

[CHART APPEARS HERE]

   o Manufacturers or providers of enabling technology

   o Access equipment

   o Communications equipment

   o Service providers

   o Access and value-added services

   o Commerce and value-added services

   o Software and network services

   With a computer and access to the Internet you are connected to the world. You can gather information, have a conversation, make a reservation or pay a bill. This Trust may offer the potential to benefit from one of the latest technological innovations. Consider that:

    o Through March 1997, there were approximately 1.2 million Web sites with growth anticipated in the near future. Approximately 74% of these sites were created in the preceding twelve months. (IDC)

    o The number of Fortune 500 companies with an Internet presence in 1996 was
175. By the end of 1997, it had grown to approximately 400. (InterNIC)

    o We believe that there is potential for growth. Only 40% of U.S. households had a personal computer in 1997. (Consumer Electronic Marketing Association)

    Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. This Trust may be more appropriate for aggressive investors or as an aggressive growth component of your investment portfolio. You should read the "Risk Factors" section before you invest.

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            TO TRUST (2)
-----------     ---------------------------------------     ---------------     -----------         -------------
         37     Amazon.com, Inc.                            $     119.688              0.00%        $    4,428.44
         43     American Online, Inc.                             104.438              0.00              4,490.81
        180     Applied Micro Circuits Corporation                 25.250              0.00              4,545.00
         94     At Home Corporation                                47.188              0.00              4,435.63
        193     AXENT Technologies, Inc.                           23.500              0.00              4,535.50
        186     BroadVision, Inc.                                  24.125              0.00              4,487.25
+        83     CBT Group Public Limited Company                   54.000              0.00              4,482.00
         47     Cisco Systems, Inc.                                98.188              0.00              4,614.81
         62     CMG Information Services, Inc.                     73.938              0.00              4,584.13
         66     Citrix Systems, Inc.                               68.000              0.00              4,488.00
        100     CNET, Inc.                                         44.750              0.00              4,475.00
         42     Dell Computer Corporation                         110.563              0.00              4,643.63
        110     Earthlink Network, Inc.                            41.188              0.00              4,530.63
         85     EMC Corporation                                    53.938              0.00              4,584.69
        109     Excite, Inc.                                       42.125              0.00              4,591.63
        115     International Network Services                     42.500              0.00              4,887.50
        108     Legato Systems, Inc.                               44.875              0.00              4,846.50
         53     Lucent Technologies, Inc.                          87.750              0.18              4,650.75
         74     Lycos, Inc.                                        62.438              0.00              4,620.38
         43     Microsoft Corporation                             107.375              0.00              4,617.13
        114     MindSpring Enterprises, Inc.                       39.500              0.00              4,503.00
        101     Network Appliance, Inc.                            46.625              0.00              4,709.13
         95     Network Associates, Inc.                           46.875              0.00              4,453.13
        127     Network Solutions, Inc.                            35.125              0.00              4,460.88
        119     Qwest Communications International, Inc.           37.563              0.00              4,469.94
        107     Sanmina Corporation                                42.875              0.00              4,587.63
         99     Sapient Corporation                                45.125              0.00              4,467.38
         79     Tellabs, Inc.                                      58.625              0.00              4,631.38
         81     Uniphase Corporation                               55.125              0.00              4,465.13
         84     VERITAS Software Corporation                       55.000              0.00              4,620.00
        139     Vitesse Semiconductor Corporation                  32.625              0.00              4,534.88
         89     WorldCom, Inc.                                     52.000              0.00              4,628.00
         49     Yahoo! Inc.                                        92.000              0.00              4,508.00
----------                                                                                          ------------
     3,113                                                                                          $  150,577.89
==========                                                                                           ============

See "Notes to Portfolios".

TELECOMMUNICATIONS TRUST

   The Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the telecommunications industry. Technological advancements have made it possible for people to communicate in ways that were not possible in the past. We designed this Trust to benefit from companies leading in these advancements. Cellular phones, the Internet, e-mail and personal pagers have rapidly changed the way people communicate.

[CHART APPEARS HERE]

   o New digital capabilities (versus analog signals) improve the quality of wireless phone service. Digital technology also makes it possible to use a single wireless telephone to transmit voice, data and fax communications. The technology can also provide traditional phone enhancement like call waiting.

    o The wireless communications industry in the U.S. is growing with more than 44 million subscribers and industry revenues of more than $23 billion in 1996.

    o We believe there is potential for growth. Wireless communications account for approximately 5% of all telephone use. The market share for wireless communications outside the U.S. is even less. Technological advancements, deregulation and stronger competition may offer future growth.

   Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            TO TRUST (2)
-----------     ---------------------------------------     ---------------     -----------         -------------
         63     AirTouch Communications, Inc.               $      59.063              0.00%        $    3,720.94
+        99     Alcatel Alsthom                                    38.063           0.84                 3,768.19
         92     ALLTELL Corporation                                40.500           2.86                 3,726.00
        153     Ameritech Corporation                              49.000           2.45                 7,497.00
        133     AT&T Corp.                                         55.938           2.36                 7,439.69
        102     BCE, Inc.                                          37.938           3.58                 3,869.63
        178     Bell Atlantic Corporation                          42.625           3.61                 7,587.25
         76     BellSouth Corporation                              69.000           2.09                 5,244.00
+       102     Cable & Wireless, Plc                              37.063           1.38                 3,780.38
        132     Cincinnati Bell, Inc.                              28.125           1.42                 3,712.50
+       184     Cia. de Telecommunicaciones de Chile S.A.          20.063           2.39                 3,691.50
        131     COMSAT Corporation                                 28.375           0.70                 3,717.13
+       134     Deutsche Telekom AG                                27.813           2.19                 3,726.88
+        50     France Telecom S.A.                                73.875           0.00                 3,693.75
        150     GTE Corporation                                    50.563           3.72                 7,584.38
+        84     Hong Kong Telecommunications, Ltd.                 17.750           6.19                 1,491.00
         44     Intermedia Communications, Inc.                    34.063           0.00                 1,498.75
+        88     KPN NV                                             42.750           3.04                 3,762.00
         60     MCI Communications Corporation                     63.375           0.08                 3,802.50
        59      Nextel Communications, Inc.                        25.125           0.00                 1,482.38
+        83     Philippine Long Distance Telephone Company         17.750           0.51                 1,473.25
+        69     Portugal Telecom S.A.                              54.125           1.49                 3,734.63
         99     Qwest Communications International, Inc.           37.563           0.00                 3,718.69
        186     SBC Communications, Inc.                           40.250           2.32                 7,486.50
        104     Sprint Corporation                                 71.000           1.41                 7,384.00
+        73     Tele Danmark A/S                                   51.250           2.23                 3,741.25
+        39     Telebras HOLDRs                                    95.000           0.00                 3,705.00
+       118     Telecom Corporation of New Zealand Limited         31.500           5.65                 3,717.00
+        44     Telecom Italia SpA                                 84.500           0.90                 3,718.00
+       121     Telefonica de Argentina S.A.                       30.563           4.17                 3,698.06
+        26     Telefonica S.A.                                   143.375           1.17                 3,727.75
+       206     Telefonica del Peru S.A.                           18.000           4.05                 3,708.00
+        86     Telefonos de Mexico S.A.                           43.625           3.71                 3,751.75
        144     U.S. WEST, Inc.                                    52.000           4.12                 7,488.00
         73     WorldCom, Inc.                                     52.000           0.00                 3,796.00
-----------                                                                                         -------------
      3,585                                                                                         $  149,643.73
===========                                                                                         =============

See "Notes to Portfolios".

HEALTH CARE & PHARMACEUTICALS TRUST

   The Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the health care and pharmaceuticals industry. The health care management environment and pharmaceuticals industry are changing in dynamic ways. We believe that industry and demographic trends suggest that this activity will continue to grow. We designed this Trust to benefit from companies that are poised for growth in this industry.

[CHART APPEARS HERE]

   Consider these factors from Standard & Poor's Industry Surveys data:

   o Approximately 70% of the pharmaceutical industry's prescription drug production is distributed to hospitals, health maintenance organizations (HMOs) and retail pharmacies. These organizations are becoming more important in the current health care environment.

   o Aging baby boomers, coupled with longer life expectancies, may contribute to an expanding elderly population. The World Health Organization expects the global over-65 population to increase from 380 million in 1997 to more than 690 million by 2025.

   o We believe that these demographic trends may drive the treatment methods for chronic conditions that often afflict the elderly (such as hypertension, arthritis, Alzheimer's disease and depression). Pharmaceuticals may be a cost-effective alternative to expensive hospitalization in a highly cost-conscious health care environment.

   o The Food and Drug Administration (FDA) has established procedures to speed up review times. Approval times for new drug applications have declined from an average of 34 months in 1986 to 17.8 months in 1996. The FDA approved more new drug applications in 1996 than in the previous ten years.

   Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            TO TRUST (2)
-----------     ---------------------------------------     ---------------     -----------         -------------
        182     Abbott Laboratories                         $      42.250           1.42%           $    7,689.50
        205     ALZA Corporation                                   36.500           0.00                 7,482.50
        145     American Home Products Corporation                 52.000           1.65                 7,540.00
        165     Bausch & Lomb Incorporated                         45.625           2.28                 7,528.13
        131     Baxter International, Inc.                         56.875           2.05                 7,450.63
        122     Beckman Coulter, Inc.                              61.250           0.98                 7,472.50
         91     Becton, Dickinson and Company                      82.063           0.35                 7,467.69
         97     Boston Scientific Corporation                      78.063           0.00                 7,572.06
         69     Bristol-Myers Squibb Company                      109.000           1.43                 7,521.00
        327     Dura Pharmaceuticals, Inc.                         22.063           0.00                 7,214.44
        334     HEALTHSOUTH Corporation                            22.813           0.00                 7,619.38
        296     Integrated Health Services, Inc.                   24.625           0.08                 7,289.00
         99     Johnson & Johnson                                  76.438           1.31                 7,567.31
        182     Lincare Holdings, Inc.                             40.938           0.00                 7,450.63
         58     Merck & Co., Inc.                                 131.375           1.64                 7,619.75
        262     Mylan Laboratories, Inc.                           29.000           0.55                 7,598.00
        111     PacificCare Health Systems, Inc.                   68.750           0.00                 7,631.25
        285     Tenet Healthcare Corporation                       25.938           0.00                 7,392.19
        233     United HealthCare Corporation                      32.125           0.09                 7,485.13
        128     Wellpoint Health Networks, Inc.                    59.063           0.00                 7,560.00
-----------                                                                                         -------------
      3,522                                                                                         $  150,151.09
===========                                                                                         =============

See "Notes to Portfolios".

UTILITY TRUST

   The Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the utility industry. We selected stocks of companies from cable, electric, gas and telephone utility companies. This industry has long been considered a monopoly of sorts. Now utility companies are experiencing deregulation that may increase competition and lower prices. The Federal Energy Regulatory Commission estimates that consumers can save $3.8 billion to $5.4 billion annually if the legislative trend continues. We designed this Trust to benefit from companies that are poised for growth in this industry.

[CHART APPEARS HERE]

    DEREGULATION

   o We believe that federal deregulation of the U.S. electric power industry has led to a breakdown of the monopoly-like structure of the utility industry and increased competition which may lower energy prices. Of course, increased competition may also have a negative impact on companies that cannot compete effectively.

   o Economies of scale may mean that power can be sold at the price it commands in the marketplace. Pilot studies are being conducted to bundle electricity with other utilities such as gas, telephone and cable. This activity demonstrates how utilities may be shifting away from being solely electricity-focused and toward becoming comprehensive utility providers.

    INCREASED OPERATIONAL EFFICIENCIES

   o Companies that have streamlined their internal processes to leverage their strengths may be positioned to benefit from this restructured industry. Utility companies that can provide real-time pricing of residential electricity (to replace monthly meter readings) may benefit from growing business opportunities.

   o Cable companies are relative newcomers to the utilities industry. These companies are rapidly introducing more efficient technology to the marketplace. Typically wider bandwidths (which allow more data to be transmitted than commercial or residential telephone lines) may keep this trend growing.

    UTILITIES AS AN INVESTMENT

   o We believe that utility stocks have the potential to perform in varying economic climates. Utilities are essential to the national economy and our everyday lives. Consumers need to heat their homes and use telephones and electric appliances regardless of whether the economy is flourishing or in a downturn.

   o Utility stocks have historically been regarded as a defensive element of a diversified investment portfolio. In periods of general market downturn, utility stocks have tended to decline less than certain other stocks. Of course, we cannot guarantee that this will continue in the future.

    We cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            TO TRUST (2)
-----------     ---------------------------------------     ---------------     -----------         -------------
        131     AES Corporation                             $      36.250           0.00%           $    4,748.75
        108     American Electric Power Company, Inc.              44.688           5.37                 4,826.25
        115     Bell Atlantic Corporation                          42.625           3.61                 4,901.88
         70     BellSouth Corporation                              69.000           2.09                 4,830.00
         58     Cablevision Systems Corporation                    82.625           0.00                 4,792.25
        116     Carolina Power & Light Company                     41.875           4.63                 4,857.50
        148     Cinergy Corporation                                32.625           5.52                 4,828.50
        113     CMS Energy Corporation                             42.750           3.09                 4,830.75
        107     Consolidated Edison, Inc.                          45.125           4.70                 4,828.38
        103     Cox Communications, Inc.                           46.125           0.00                 4,750.88
         81     Duke Energy Corporation                            60.000           3.67                 4,860.00
        170     Edison International                               28.188           3.69                 4,791.88
        174     Entergy Corporation                                27.813           4.31                 4,839.38
        101     Enron Corporation                                  47.563           2.00                 4,803.81
         97     GTE Corporation                                    50.563           3.72                 4,904.56
        170     Houston Industries, Inc.                           28.625           5.24                 4,866.25
        190     Illinova Corporation                               25.438           4.87                 4,883.13
        110     IPALCO Enterprises, Inc.                           43.438           2.53                 4,778.13
        109     New Century Energies, Inc.                         44.688           5.19                 4,870.94
       314      Niagara Mohawk Power Corporation                   15.250           0.00                 4,788.50
        170     NIPSCO Industries, Inc.                            28.188           3.41                 4,791.88
        179     Northern States Power Company                      26.750           5.35                 4,788.25
        116     Pinnacle West Capital Corporation                  41.438           2.90                 4,806.75
        143     Public Service Enterprise Group, Inc.              34.313           6.30                 4,906.69
        120     SBC Communications, Inc.                           40.250           2.32                 4,830.00
        183     Southern Company                                   26.625           5.03                 4,872.38
         67     Sprint Corporation                                 71.000           1.41                 4,757.00
        130     Tele-Communications, Inc.                          37.000           0.00                 4,810.00
        117     Texas Utilities Company                            41.313           5.33                 4,833.56
        159     Williams Companies, Inc.                           30.000           2.00                 4,770.00
         94     WorldCom, Inc.                                     52.000           0.00                 4,888.00
-----------                                                                                         -------------
      4,063                                                                                         $  149,586.23
===========                                                                                         =============

See "Notes to Portfolios".

NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on August 17, 1998 and have a settlement date of August 20, 1998 (see "The Trusts").


   (2) The market value of each Security is based on the closing sale price on the applicable exchange on the day prior to the Initial Date of Deposit or the last asked price if not listed on an exchange. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                     PROFIT
                                             COST TO                (LOSS) TO
                                             SPONSOR                 SPONSOR
                                         --------------          ------------
Internet Trust                           $    150,585            $        (7)
Telecommunications Trust                 $    149,644            $         --
Health Care & Pharmaceuticals Trust      $    150,131            $         20
Utility Trust                            $    149,586            $         --


"+" indicates that the stock is held in the form American Depositary Receipts or similar receipts.

   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


    THE SECURITIES. A brief description of each of the issuers of the Securities is listed below. Please refer to each "Portfolio" for a list of the Securities included in each Trust.

   INTERNET TRUST

    Amazon.com, Inc. Amazon.com, Inc. retails books online. The company offers customers a selection of 2.5 million book titles. Amazon.com also sells a small number of CDs, video-tapes, audiotapes, and other products. The company provides a selection of search tools to find books and other products based on title, subject, author, keywork, publication date, or ISBN.

    America Online, Inc. America Online, Inc. offers subscribers a wide variety of interactive services including electronic mail, "Instant Message" features, entertainment, reference, financial information, computing support, interactive magazines and newspapers. The company also provides easy access to all the services of the Internet.

   Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The Company offers IC products for the telecommunications markets and for the data communications markets. Applied also provides solutions for the ATE, high speed computing and military markets.

   At Home Corporation. At Home Corporation provides Internet services over the cable television infrastructure to consumers and businesses. The company's service allows residential subscribers to connect their personal computers via cable modems to a new high-speed network. This service allows subscribers to receive "@Home Experience," which includes Internet service over hybrid fiber-coaxial cables at peak speed.

   AXENT Technologies, Inc. AXENT Technologies, Inc. develops and provides information security solutions designed to manage security policies and protect the integrity of enterprise computer networks. The company's products provide security assessment and policy management, intrusion detection, data confidentiality, system and network access control, user administration, activity monitoring, and other solutions.

   BroadVision, Inc. BroadVision, Inc. supplies application solutions for enterprise-class, personalized business on the Internet. The company's solutions enable companies to deploy and operate electronic business and knowledge management applications for the retail/distribution, financial services, high technology and telecommunications industries.

   CBT Group Public Limited Company. CBT Group Public Limited Company provides interactive education software designed to meet the information technology education and training needs of businesses and organizations worldwide. The company develops, publishes, and markets a comprehensive library of 558 software titles covering a range of client/server, mainframe, Internet, and intranet technologies.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enter- prise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium businesses worldwide.

    CMG Information Services, Inc. CMG Information Services, Inc. invests in and integrates Internet, interactive media and database technologies. The company's fully-owned subsidiaries include NaviSite Internet Services, Planet Direct, ADSmart, Engage Technologies, InfoMation, CMG Direct and SalesLink.

    Citrix Systems, Inc. Citrix Systems, Inc. supplies thin client/server application server products and technologies that enable enterprise-wide deployment of applications designed for "Windows" operating systems. The company's products include its "WinFrame" and "WinView" product lines.

   CNET, Inc. CNET, Inc. provides original Internet content and television programming related to computers, the Internet, and digital technologies. The company also operates "Snap," a free online service that aggregates Internet content and offers Internet directory and searching capabilities. CNET operates eight technology-focused Internet sites.

   Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems, including desktops, notebooks, and network servers. The company also customizes products and services to end-user requirements. Dell sells its products around the world.

    EarthLink Network, Inc. EarthLink Network, Inc. provides Internet access and hosting services. The Company provides access, information, assistance, and services to its members. EarthLink provides its services through its "EarthLink Network TotalAccess" software package which includes online registration and multimedia user interface.

   EMC Corporation. EMC Corporation designs, manufactures, markets, and supports a wide range of storage-related hardware, software, and service products. The company serves the open systems, mainframe, and network attached information storage and retrieval system market.
EMC's products are sold worldwide to industries and government agencies that range in size.

    Excite, Inc. Excite, Inc. is an Internet media company offering a free Web online service. The company's network comprises two flagship brands, "Excite" and "WebCrawler." Excite provides localized versions for the United Kingdom, Germany, France, Sweden, Australia, and Japan.

   International Network Services. International Network Services provides services for enterprise networks. The company provides services for the full life cycle of a network, including planning, design, implementation, operations and optimization. Clients include AT&T, Cable and Wireless, Lam Research, NCR and Sprint.

    Legato Systems, Inc. Legato Systems, Inc. develops, markets, and supports network storage management software products for heterogeneous client/server computing environments. The company's storage management solutions are designed to support a wide range of client, servers, and storage devices such as "DOS," "NetWare," "NT," "OS/2," "UNIX," and "Windows."

    Lucent Technologies, Inc. Lucent Technologies, Inc. designs, develops, and manufactures communications systems, software, and products. The company sells public communications systems and supplies systems and software worldwide. Lucent's research and development arm is Bell Laboratories.

    Lycos, Inc. Lycos, Inc. develops and provides guides to online content, third party content, Web search and directory services, and community and personalization services. The company also provides Internet users the ability to create personal home-pages and join interest-based communities on the Internet.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses and supports computer software products. The company offers "Microsoft MS-DOS," "Microsoft Windows," and "Microsoft Windows 95" operating systems. Microsoft also offers "Microsoft Access," "Microsoft FoxPro," "Microsoft SQL Server" and "Microsoft Excel" networking, database and spreadsheet programs, books and other computer products.

    MindSpring Enterprises, Inc. MindSpring Enterprises, Inc. provides Internet access primarily to individual subscribers in the southeastern United States. The company's software package includes a set of Internet applications, such as electronic mail, file transfer, network news, chat sessions, and a browser for the World Wide Web.

    Network Appliance, Inc. Network Appliance, Inc. designs, manufactures, markets, and supports network data storage devices. The products offer file service for data-intensive net-work environments. Network Appliance focuses on the concept of "network appliance," which uses dedicated, specialized devices to perform a single function in the network.

    Network Associates, Inc. Network Associates, Inc. supplies enterprise network security and management solutions. The company's products are marketed under the brand names "Total Virus Defense," "Total Network Security," "Total Network Visibility" and "Total ServiceDesk."

    Network Solutions, Inc. Network Solutions, Inc. provides Internet domain name registration services worldwide. The company acts as the registrar for second level domain names within the .com, .org, .net, and .edu top-level domains. Network also provides Intranet consulting and network design and implementation services to companies. The company also provides services in two-letter country code top-level domains.

    Qwest Communications International, Inc. Qwest Communications International, Inc. provides communications services to interexchange carriers, other communications entities and to businesses and consumers. The company also constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use. Qwest currently provides its services in 48 states.

   Sanmina Corporation. Sanmina Corporation is an electronics contract manufacturing services company that provides a full spectrum of integrated, value-added electronic manufacturing services. The Corporation provides these services to a diversified base of original equipment manufacturers in the telecommunications, networking, industrial and medical instrumentation and other sectors of the electronics industry.

    Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

   Uniphase Corporation. Uniphase Corporation is an optoelectronics company that designs, develops, manufactures and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment, and fiber-optic telecommunications equipment products.

   VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management and high availability products that manage both on-line and off-line data for business-critical computing systems. The company's products are delivered through a worldwide direct sales force and a network of resellers and OEM partners in North America, Europe, and the Pacific Rim.

   Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures and markets digital gallium arsenide integrated circuits. The company's products use its proprietary high integration gallium arsenide technology to produce integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.

   WorldCom, Inc. WorldCom, Inc. is a telecommunications company serving local, long distance, and Internet customers in the United States and internationally. The company provides telecommunications services to business, government, telecommunications companies, and consumer customers through its networks of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

    Yahoo! Inc. Yahoo! Inc. offers a network of branded Web programming that serves users on a daily basis. The company provides targeted Internet resources and communications services for a broad range of audiences, based on demographic, key-subject, and geographic interests. Yahoo!'s principal offering, "Yahoo!," provides the product for its worldwide internet media network.

    TELECOMMUNICATIONS TRUST

    AirTouch Communications, Inc. AirTouch Communications, Inc. provides wireless communication services with interests in cellular, paging and personal communications services (PCS) operations. The company has operations in the United States, Europe, and Asia. AirTouch markets its cellular services under the "AirTouch Cellular" name.

    Alcatel Alsthom. Alcatel Alstom develops, produces and distributes telecommunications equipment and systems for public network, business and residential applications. The Company also manufactures equipment for electrical power generation, transmission and distribution networks and railway transportation. In addition, Alcatel is active in shipbuilding, electrical engineering and the production of batteries.

    ALLTELL Corporation. ALLTEL Corporation provides wireline and wireless communications and information services. The company, through its subsidiaries, provides wireline local, longdistance, network access and internet services, wireless communications, wide-area paging service and information processing management services, and advanced applications software. ALLTEL also publishes telephone directories.

    Ameritech Corporation. Ameritech Corporation provides a variety of communication services, including local and long distance telephone, cellular, paging, security monitoring, cable TV, electronic commerce, and on-line services. The company serves customers in the United States and internationally.

    AT&T Corp. AT&T Corp. offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    BCE, Inc. BCE, Inc., through its subsidiaries, provides a full range of domestic and international telecommunication services, including mobile communications to Canadian customers. The company also supplies telecommunications equipment products, and also designs, develops, installs, services, and supports various networks.

    Bell Atlantic Corporation. Bell Atlantic Corporation provides a wide variety of phone and cable-TV services throughout the northeast and mid-Atlantic regions. The company's telecommunications services include local and wireless phone services. Bell Atlantic will offer long distance services within the 13-state region, including NY, NJ, PA, DE, MD, VA, WV, ME, MA, NH, VT and the District of Columbia.

    BellSouth Corporation. BellSouth Corporation, through its two wholly owned subsidiaries BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc., provides telecommunications services, systems, and products. BellSouth Telecommunications provides wireline telecommunications services to the southeastern US. BellSouth Enterprises provides domestic and international wireless communications services.

    Cable & Wireless plc. Cable & Wireless plc is a global provider of telecommunications services. The company's services include telephone, facsimile, internet, cable tv, multimedia, data transmission and the sale and rental of telecommunications equipment. Cable & Wireless also operates a fleet of 13 vessels and 21 submersible vehicles for laying cable and burying cables. The company operates in over 70 countries.

    Cincinnati Bell, Inc. Cincinnati Bell, Inc. provides local telephone exchange services and products in Greater Cincinnati, long distance services, yellow pages and directory services, and telecommunications equipment. The company also provides and manages billing solutions and customer-care for the communications and cable TV industries. Cincinnati Bell offers outsourced marketing solutions to large corporations.

    Cia. de Telecommunicaciones de Chile S.A. Cia. de Telecomunicaciones de Chile S.A. provides local and long-distance telephone service in Chile. In addition The company provides other telecommunication services, including public telephones, cellular phone service, paging, trunking, cable television. dedicated lines, equipment sales and directory advertising.

    COMSAT Corporation. COMSAT Corporation provides voice, data, video, and audio communications services between the United States and other countries using a satellite system. The company provides services for ships, aircraft, and land mobile applications throughout the world. COMSAT also operates an integrated group of telecommunications companies which provide digital communications network solutions.

    Deutsche Telekom AG. Deutsche Telekom AG owns, operates and leases public telecommunication networks, as well as offers network application services. The company provides local and long-distance telephone services, as well as integrated voice and data digital services and maintains a large cable TV network. Deutsche Telekom also offers mobile, paging and on-line services to German and international customers.

    France Telecom S.A. France Telecom S.A. provides telecommunications services in France. The company operates a network of approximately 33.4 million telephone lines for homes and businesses and a mobile telecommunications service with 1.9 million subscribers. France Telecom also provides almost all other aspects of voice, data and image transmission, including television broadcasting and cable services.

    GTE Corporation. GTE Corporation is a telecommunications company. The company provides local telephone and wireless services in 29 states and long-distance service and Internet access in all 50 states. GTE provides government and defense communications systems and equipment, aircraft passenger telecommunications, and directories and telecommunications-based information services.

    Hong Kong Telecommunications, Ltd. Hong Kong Telecommunications, Ltd. provides telecommunications, computer, engineering and other services. The company also sells and rents telecommunications equipment. The principal activities of The company are carried out mainly in Hong Kong.

    Intermedia Communications, Inc. Intermedia Communications, Inc. provides telecommunications solutions for business and government customers. The company provides voice and data, local and long distance, and advanced network access services in major US markets.

    KPN NV. KPN NV provides telecommunications services through out the Netherlands. The company provides local, long distance and international telecommunication services. KPN's primary service is telephony but it also offers VoiceMail, Call Forwarding, ISDN Internet lines, Het Net, faxing and communications services specialized for businesses.

    MCI Communications Corporation. MCI Communications Corporation operates in the telecommunications industry. The company provides a broad range of communication services, including long distance, local and wireless services and information technology services. MCI's long distance services comprise a wide spectrum of domestic and international voice and data services.

    Nextel Communications, Inc. Nextel Communications, Inc. provides digital and analog wireless communications services to its customers in the United States. The company markets its products under the "Nextel" brand name. Through its wireless communication services, Nextel provides specialized mobile radio wireless communications services in the United States and Hawaii.

    Philippine Long Distance Telephone Company. Philippine Long Distance Telephone Company provides domestic and international long distance and cellular telephone service. The company has a network of 146 central office exchanges serving the Metro Manila area and 151 other cities and municipalities throughout the country.

    Portugal Telecom S.A. Portugal Telecom S.A. is the principal telecommunications provider in Portugal. The company offers domestic, long distance and international telephone services throughout Portugal and mobile telephone, paging and data communications services. Portugal Telecom also distributes cable television.

    Qwest Communications International, Inc. Qwest Communications International, Inc. provides communications services to interexchange carriers, other communications entities and to businesses and consumers. The company also constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use. Qwest currently provides its services in 48 states.

    SBC Communications, Inc. SBC Communications, Inc. is a holding company whose subsidiaries and affiliates operate primarily in the communications services industry. The company provides landline and wireless telecommunications services and equipment, directory advertising, publishing, and cable television services. SBC's principal subsidiaries include Southwestern Bell Telephone company and Pacific Bell.

    Sprint Corporation. Sprint Corporation is a global communications company which integrates long distance, local, and wireless communications services, as well as carries Internet traffic. The company operates the United States' nationwide all-digital, fiber optic network and advanced data communications services.

    Tele Danmark A/S. Tele Danmark A/S provides domestic and international telephone services, leases lines and operates public mobile telephone services in Denmark. The company also supplies and services PBXs and other telecommunications equipment, data communications services, telephone directories and cable television.

    Telebras HOLDRs. Telebras HOLDRs are ADRs representing Telecomunicacoes Brasileiras S.A. (Telebras) including its twelve underlying spin-off companies. Telebras is currently a holding company for the telecommunications sector in Brazil. Telebras offers domestic and international telephone and data transmission services throughout Brazil.

    Telecom Corporation of New Zealand Limited. Telecom Corporation of New Zealand Limited provides telecommunications services throughout New Zealand and internationally, to both households and businesses. The company offers cellular telephone, telephone directories, radio dispatch and paging services and internet related services and solutions.

    Telecom Italia SpA. Telecom Italia SpA is the financial parent company for companies operating in the field of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing,telematics information services and auxiliary services.

    Telefonica de Argentina S.A. Telefonica de Argentina S.A. offers telephone and fixed-link public telecommuni- cations services. The company provides local and long distance telephone service to southern Argentina, including the Province of Buenos Aires and more than half the City of Buenos Aires. The portion of the City of Buenos Aires to which Telefonica provides service includes the downtown business district.

    Telefonica S.A. Telefonica S.A. provides telecommunications to industrial, residential and municipal customers throughout Spain. The company's products include telephones, mobile phones, telefaxes, videoconferencing and audio-visual communications, such as television stations and radios. Through its subsidiaries, the company manufactures and markets information age services and products.

    Telefonica del Peru S.A. Telefonica del Peru S.A. is a full service telecommunications provider, offering fixed local and domestic and international long distance telephone services, on an exclusive basis, throughout Peru. The company offers cellular phone and paging services, business communications and cable TV. Telefonica del Peru is controlled by Spain's Telefonica de Espana.

    Telefonos de Mexico S.A. Telefonos de Mexico S.A. provides national and international long-distance and local telephone service to 7,320 communities throughout Mexico. The company also provides voice, data, video and cellular transmission services. Telmex provides its services to residential, commercial and governmental customers.

    U.S. WEST, Inc. U.S. WEST, Inc. provides a full range of telecommunications services to customers in 14 western and midwestern states. The company's services include wireline, wireless personal cellular services, and data networking.

    WorldCom, Inc. WorldCom, Inc. is a telecommunications company serving local, long distance, and Internet customers in the United States and internationally. The company provides telecommunications services to business, government, telecommunications companies, and consumer customers through its networks of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

    HEALTH CARE & PHARMACEUTICALS TRUST

    Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a variety of health care products and services. The company's products include adult and pediatric pharmaceuticals and nutritionals. Abbott's pharmaceuticals are sold to retailers, wholesalers, health care facilities, and government agencies.

    ALZA Corporation. ALZA Corporation develops and commercializes pharmaceutical products. The company uses advanced drug delivery technologies to add medical and economic value to drug therapies. ALZA focuses on the sales and marketing of its urology and oncology pharmaceuticals.

    American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells health care products and agricultural products. Health care products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, consumer health care products, and animal pharmaceuticals. Agricultural products include crop protection and pest control products.

    Bausch & Lomb Incorporated. Bausch & Lomb Incorporated develops, manufactures, and markets eye care products. The company's four business segments include vision care, eyewear, pharmaceuticals, and healthcare. Products include contact lenses and lens care products; sunglasses and vision accessories; generic and proprietary prescription pharmaceuticals; and biomedical products, hearing aids, and skin care products.

    Baxter International, Inc. Baxter International, Inc. develops, distributes, and manufactures health-care products, systems, and services. The company's products are used by hospitals, clinical and medical research laboratories, blood and dialysis centers, rehabilitation centers, nursing homes, doctors' offices, and at home under physician supervision. Products are manufactured in 25 countries and sold worldwide.

    Beckman Coulter, Inc. Beckman Coulter, Inc. designs, manufactures, and services laboratory systems consisting of instruments, reagents, and related products. The company's systems are used to conduct basic scientific research, drug discovery research, and diagnostic analysis of patient samples. Beckman's diagnostic systems are marketed to hospital laboratories, medical schools, and pharmaceutical companies.

    Becton, Dickinson and Company. Becton, Dickinson and Company manufactures and sells a broad line of medical supplies and devices and diagnostic systems. The company's products are used by health care professionals, medical research institutions, and the general public. Becton's products are sold worldwide. The principal markets outside the United States are Europe, Japan, Mexico, Asia-Pacific, Canada, and Brazil.

    Boston Scientific Corporation. Boston Scientific Corporation develops, manufactures, and markets minimally invasive medical devices. The company's products are used in a variety of interventional medical specialties, including cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, radiology, urology, and vascular surgery. Boston's products diagnose and treat a variety of medical problems.

    Bristol-Myers Squibb Company. Bristol-Myers Squibb Company, a diversified worldwide health and personal care company, manufactures and markets pharmaceuticals, consumer medicines, beauty care products, nutritionals, and medical devices. The company's products include over-the-counter medications, orthopedic devices, ostomy care and wound management products, nutritional supplements, and other products.

    Dura Pharmaceuticals, Inc. Dura Pharmaceuticals, Inc. develops and markets prescription pharmaceutical products. The company's products treat asthma, hay fever, chronic obstructive pulmonary disease, the common cold, and related respiratory ailments. Dura is also developing a pulmonary drug delivery system.

    HEALTHSOUTH Corporation. HEALTHSOUTH Corporation provides outpatient surgery and rehabilitative health-care services. The company has more than 1,850 patient care locations in the United States, Australia, and the United Kingdom.

    Integrated Health Services, Inc. Integrated Health Services, Inc. is a subacute and post-acute care provider. The company acquires nursing homes and converts them into facilities that offer subacute care, rehabilitation for in- and out-patients, and pharmacy services. Integrated Health Services operates more than 2,000 post-acute service locations in 47 states.

    Johnson & Johnson. Johnson & Johnson manufactures and sells a broad range of products in health care and other fields. The company's business is divided into the consumer, professional, and pharmaceutical segments. Products include contraceptives, therapeutics, veterinary products, dental products, surgical instruments, dressings apparel, and nonprescription drugs.

    Lincare Holdings, Inc. Lincare Holdings, Inc. provides oxygen and other respiratory therapy services to in-home patients typically suffering from emphysema, chronic bronchitis, or asthma. The company serves more than 140,000 customers in 39 states.

    Merck & Co., Inc. Merck & Co., Inc. is a worldwide research-intensive health products company. The company operates through five divisions: human health, managed pharmaceutical care, manufacturing, research, and vaccine. Merck's products include treatments for osteoporosis and high blood pressure. The company markets its products under brand names such as "Cozar," "Fosamax," "Trusopt," and "Pepcid AC."

    Mylan Laboratories, Inc. Mylan Laboratories Inc. develops, licenses, manufactures, and markets generic and proprietary pharmaceutical and wound care products. The Comapany's products include solid oral dosage forms, as well as suspensions, liquids, injectables, and transdermals.

    PacificCare Health Systems, Inc. PacifiCare Health Systems, Inc. is a managed health care services company. The company's primary operations include managed care products for employer groups, Medicare, and Medicaid beneficiaries in 10 states and Guam. PacifiCare also offers life and health insurance, behavioral health services, workers' compensation, dental and vision services, and pharmacy benefit management.

    Tenet Healthcare Corporation. Tenet Healthcare Corporation, through its subsidiaries, owns or operates 129 acute-care hospitals and related health-care businesses serving communities in 22 states. The company's hospitals offer a wide array of medical services and serve as the anchors for its regional health-care delivery networks.

    United HealthCare Corporation. United HealthCare Corporation offers health care coverage and related services in all 50 states, the District of Columbia, Puerto Rico, and internationally. The company provides comprehensive health care management services through organized health systems and insurance products. United provides medical information management, health benefit administration, and other products and services.

    Wellpoint Health Networks, Inc. Wellpoint Health Networks Inc. is a managed care company that serves the health care needs of medical and specialty members located in California and other parts of the United States. The company offers a broad spectrum of network health plans provided through its health maintenance organizations, preferred provider organizations and specialty managed care networks.

    UTILITY TRUST

   AES Corporation. AES Corporation and its subsidiaries provide electricity to customers. The company has an interest in 34 power plants totaling over 11,000 megawatts in the United States, Argentina, Brazil, Pakistan, Hungary, Kazakstan, China, and the United Kingdom.

    American Electric Power Company, Inc. American Electric Power Company, Inc. is an electric utility holding company. The company provides approximately seven million people with electricity in Ohio, Indiana, Michigan, Kentucky, West Virginia, Virginia and Tennessee. American Electric Power, through its subsidiaries, provides consulting, engineering, and technical services throughout the world.

   Bell Atlantic Corporation. Bell Atlantic Corporation provides a wide variety of phone and cable-TV services throughout the northeast and mid-Atlantic regions. The company's telecommunications services include local and wireless phone services. Bell Atlantic will offer long distance services within the 13-state region, including NY, NJ, PA, DE, MD, VA, WV, ME, MA, NH, VT and the District of Columbia.

   BellSouth Corporation. BellSouth Corporation, through its two wholly owned subsidiaries BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc., provides telecommunications services, systems, and products. BellSouth Telecommunications provides wireline telecommunications services to the southeastern US. BellSouth Enteprises provides domestic and international wireless communications services.

   Cablevision Systems Corporation. Cablevision Systems Corporation owns and operates cable television systems in 18 states, with operations in Boston, Cleveland, and metropolitan New York. The company, through its subsidiary, manages entertainment, news, and sports programming services. Cablevision also owns interests in the Madison Square Garden properties, as well as provides switched telephone services.

   Carolina Power & Light Company. Carolina Power & Light Company, a public service corporation, generates, transmits, distributes, and sells electricity in portions of North and South Carolina. The company provides retail electric service to approximately 1,153,000 customers.

   Cinergy Corporation. Cinergy Corporation, through its subsidiaries Cincinnati Gas & Electric Company and PSI Energy, Inc., serves electric and gas customers in Ohio, Indiana, and Kentucky. The company also owns a 50% interest in Midlands Electricity plc, a regional electric company in the United Kingdom.

   CMS Energy Corporation. CMS Energy Corporation provides energy services and develops, owns, and operates energy facilities around the world. The company is involved in electric and gas utility operations; electric power production; oil and gas exploration and production; natural gas transmission, storage, and processing; international energy distribution; and energy marketing, services, and trading.

    Consolidated Edison, Inc. Consolidated Edison, Inc. supplies electric service in New York City and most of Westchester County, New York. The company also provides natural gas in Manhattan, the Bronx, parts of Queens, and most of Westchester County. Consolidated Edison also provides steam service in most of Manhattan.

    Cox Communications, Inc. Cox Communications, Inc. conducts broadband network operations. The company invests in cable television programming, telecommunications, and technology and broadband networks. Cox also provides high speed Internet access.

   Duke Energy Corporation. Duke Energy Corporation is an integrated energy and services provider offering physical delivery and management of electricity and natural gas. The company also gathers and processes natural gas, produces natural gas liquids, and transports and trades crude oil. Duke Energy conducts real estate and communications operations through a subsidiary, Crescent Resources, Inc.

   Edison International. Edison International is the parent corporation of; Southern California Edison, an electric utility; Edison Mission Energy, a developer, owner, and operator of independent power facilities; Edison Capital, a provider of infrastructure project financing and housing financing; and Edison Enterprise, which oversees subsidiaries Edison Source, Edison Select, Edison EV, and Edison Utility.

   Entergy Corporation. Entergy Corporation is an energy company with power production, distribution operations, and related services. The company owns, manages, or invests in power plants; provides power marketing services; sells electricity wholesale; and offers a variety of energy management, security monitoring, and telecommunications services. Entergy operates worldwide.

   Enron Corporation. Enron Corporation is an integrated natural gas and electricity company. The company transports and markets natural gas to markets throughout the United States and internationally. Enron also explores for and produces natural gas and crude oil in the United States and internationally.

   GTE Corporation. GTE Corporation is a telecommunications company. The company provides local telephone and wireless services in 29 states and long-distance service and Internet access in all 50 states. GTE provides government and defense communications systems and equipment, aircraft passenger telecommunications, and directories and telecommunications-based information services.

   Houston Industries Incorporated. Houston Industries Incorporated is a diversified international energy services company. The company generates, transmits, distributes, and sells electric energy through its Houston Lighting & Power Company division. Houston Industries also operates a natural gas utility and participates in the privitization of overseas independent power projects.

   Illinova Corporation. Illinova Corporation is a holding company for Illinois Power Company. The company generates, transmits, distributes, and sells electric energy and also distributes, transports, and sells natural gas in Illinois.

    IPALCO Enterprises, Inc. IPALCO Enterprises, Inc. is a multi-state energy company providing a variety of energy products and services. The company's principal subsidiary, Indianapolis Power & Light Co., provides retail electric service to commercial, industrial, and residential customers in Indianapolis, Indiana and its surrounding area.

    New Century Energies, Inc. New Century Energies, Inc. is a holding company which operates in Colorado, Tex- as, New Mexico, Wyoming, Kansas and Oklahoma. The company's subsidiaries are Public Service Co. of Colorado, Southwestern Public Service Co. and Cheyenne Light, Fuel and Power. New Century is also the parent company for Quixx Corp., Natural Fuels Corp., e prime, Utility Engineering and WestGas Interstate, Inc.

   Niagara Mohawk Power Corporation. Niagara Mohawk Power Corporation produces, purchases, transmits, distributes and sells electricity and gas in New York state. Niagara provides electric service to more than 1.5 million customers and natural gas to more than 520,00 customers.

   NIPSCO Industries, Inc. NIPSCO Industries, Inc. is an energy/utility-based holding company providing electric energy, natural gas, and water to the public. The company operates through six subsidiaries and provides gas marketing and trading; wholesale power marketing; power generation; gas transmission, supply, and storage; and installation, repair, and maintenance of underground pipelines.

   Northern States Power Company. Northern States Power Company generates, transmits, and distributes electricity. The company also transports, stores, and distributes natural gas. Northern operates several non-regulated energy affiliates througout the world. The company serves customers in Minnesota, and North and South Dakota. Northern operates through two subsidiaries, Northern States Power company and NRG Energy, Inc.

   Pinnacle West Capital Corporation. Pinnacle West Capital Corporation is a utility holding company. Its subsidiary, Arizona Public Service Company, provides electricity service to most of the state of Arizona. The company also owns Suncor Development company, which holds, develops and sells real estate as well as offering venture capital.

   Public Service Enterprise Group Incorporated. Public Service Enterprise Group Incorporated is a public utility holding company for Public Service Electric & Gas (PSE&G). The company generates, transmits and distributes electricity and produces natural gas in New Jersey. Its electrical and gas service area is a corridor of approximately 2,600 square miles running across New Jersey from Bergen County southwest to Camden.

    SBC Communications, Inc. SBC Communications, Inc. is a holding company whose subsidiaries and affiliates operate primarily in the communications services industry. The company provides landline and wireless telecommunications services and equipment, directory advertising, publishing, and cable television services. SBC's principal subsidiaries include Southwestern Bell Telephone Company and Pacific Bell.

   Southern Company. Southern Company is the parent company of five electric service companies which include Alabama Power, Georgia Power, Gulf Power, Mississippi Power and Savannah Electric. The company supplies electricity in eight countries on four continents and provides energy-related marketing, trading, technical services and wireless telecommunications. Southern's core business serves customers in four states.

   Sprint Corporation. Sprint Corporation is a global communications company which integrates long dis- tance, local, and wireless communications services, as well as carries Internet traffic. The company operates the United States' nationwide all-digital, fiber optic network and advanced data communications services.

   Tele-Communications, Inc. Tele-Communications, Inc., through its subsidiaries and affiliates, primarily constructs, acquires, owns, and operates cable television systems. The company also provides satellite-delivered video entertainment, information, and home shopping programming services to various video distribution media. In addition, Tele-Communications delivers telephone and Internet services.

   Texas Utilities Company. Texas Utilities Company is a holding company for an electric energy services system and a natural gas distribution system. The system includes companies offering electric utility services, international electric distribution and natural gas transmission and storage. The company's subsidiaries also operate lignite coal mining, telecommunications and other energy businesses.

    Williams Companies, Inc. Williams Companies, Inc. transports natural gas and provides a full range of energy and communications services. The company provides international video satellite and fiber-optic transmission; multipoint video- and audio-conferencing; satellite business applications; interactive technical training; on demand distance learning; and Internet, wireless, and telemarketing services.

   WorldCom, Inc. WorldCom, Inc. is a telecommunications company serving local, long distance, and Internet customers in the United States and internationally. The company provides telecommunications services to business, government, telecommunications companies, and consumer customers through its networks of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Equity Opportunity Trust, Series 109:

    We have audited the accompanying statements of condition and the related portfolios of Van Kampen Equity Opportunity Trust, Series 109 as of August 18, 1998. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

    We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Equity Opportunity Trust, Series 109 as of August 18, 1998, in conformity with generally accepted accounting principles.

                                      GRANT THORNTON LLP

   Chicago, Illinois
   August 18, 1998

                             STATEMENTS OF CONDITION
                              AS OF AUGUST 18, 1998

                                                                                           HEALTH CARE &
                                                                         TELECOMMUNI-         PHARMA-
                                                         INTERNET          CATIONS           CEUTICALS        UTILITY
                                                           TRUST             TRUST             TRUST           TRUST
                                                      ---------------   ---------------   --------------- --------------
 INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                 $       150,578   $      149,644   $       150,151   $      149,586
                                                      ---------------   ---------------   --------------- --------------
  Total                                              $       150,578   $      149,644   $       150,151   $      149,586
                                                      ===============   ===============   =============== ==============


LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
  Organizational costs (2)                           $           187   $        1,200   $           329   $        1,201
  Deferred sales charge liability (3)                          3,422            3,401             3,413            3,400
Interest of Unitholders--
  Cost to investors (4)                                      152,100          151,160           151,670          151,100
  Less: Gross underwriting commission and
    organizational costs (2)(4)(5)                             5,131            6,117             5,261            6,115
                                                      ---------------   ---------------   --------------- --------------
  Net interest to Unitholders (4)                            146,969          145,043           146,409          144,985
                                                      ---------------   ---------------   --------------- --------------
Total                                                $       150,578   $      149,644   $       150,151   $      149,586
                                                      ===============   ===============   =============== ==============


(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.

THE TRUSTS
--------------------------------------------------------------------------------

   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.

   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.

   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trustportfolio that existed immediately prior to the subsequent deposit (except that for the first 90 days these deposits will be in amounts which maintain, as nearly as practicable, the original proportionate relationship among each Security for the Banking Trust). Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.

   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

    Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   Each Trust seeks to increase the value of your investment by investing in a portfolio of common stocks of companies diversified within a particular industry. We cannot guarantee that a Trust will achieve its objective.

   You should note that we applied the selection criteria to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Trust portfolio.

    A balanced investment portfolio incorporates various style and capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. We determine style characteristics (growth or value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap-- less than $1 billion; Mid-Cap-- $1 billion to $5 billion; and Large-Cap-- over $5 billion. We determine all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. We will not remove a Security from a Trust as a result of any change in characteristics.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Trusts invest in common stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.

   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   FOREIGN STOCKS. Because the Trusts invest in common stocks of foreign companies, they involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. The Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. The Trusts involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Trusts to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Trusts trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

   SINGLE INDUSTRY. Each Trust invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.


   Technology Issuers. The Internet Trust invests in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Internet stocks tend to experience extreme price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   Telecommunications Issuers. The Telecommunications Trust invests in telecommunications companies. In addition, certain issuers in the Utility Trust are telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.

   Health Care Issuers. The Health Care & Pharmaceuticals Trust invests in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthly government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Utility Issuers. The Utility Trust invests in public utility companies. These issuers primarily include companies involved in the production and distribution of electricity, natural gas or water, cable companies and communications companies. These companies face risks related to obtaining adequate return on invested capital despite rate increases, financing large construction programs, restrictions on operations and increased costs and delays due to governmental regulations, difficulity of the capital markets in absorbing utility securities, the ability to obtain fuel for power generation at adequate prices and the effects of energy conservation. Utility stocks have generally been particularly susceptible to interest rate movements. The price of these stocks may fall if interest rates rise.

   Utility companies face substantial government regulation concerning rates and licensing, construction and operation of facilities.

    Government authorities must generally approve rate increases and voters in many states have the ability to impose limits on rate adjustments. Because many utilities plan budgets far in advance, any unexpected limitations on rates could negatively affect a company's profits. In addition, this industry has experienced significant deregulation in the recent past. Deregulation may increase competition which can have a negative impact on certain companies and result in lower utility rates. Certain utility companies own or operate nuclear generating facilities. Nuclear facilities have experienced substantial cost increases, construction delays and licensing difficulties. These companies face problems associated with the use of radioactive materials and disposal of radioactive waste. A major accident at a nuclear plant, such as the accident at a plant in Chernobyl in the former Soviet Union, would have a significant negative impact on certain issuers.


PUBLIC OFFERING
--------------------------------------------------------------------------------


   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the total sales charge (3.25% of the Public Offering Price) and the deferred sales charge ($0.225 per Unit). The deferred sales charge is assessed as described in the "Fee Table". If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The maximum sales charge assessed to each Unitholder is 3.25% of the Public Offering Price (3.359% of the aggregate value of the Securities less the deferred sales charge). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents) federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on August 18, 1999, the secondary market sales charge will be 2.75% and will not include deferred payments. The initial offering period sales charge is reduced as follows:


       AGGREGATE
     DOLLAR AMOUNT
   OF UNITS PURCHASED*                    SALES CHARGE
---------------------                     ----------------
 $100,000 - $249,999                          3.00%
 $250,000 - $499,999                          2.75
 $500,000 - $999,999                          2.50
  $1,000,000 or more                          2.00
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sales amount. If a purchase does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

 AGGREGATE DOLLAR AMOUNT OF UNITS    CONCESSION OR AGENCY
 PURCHASED*                               COMMISSION
 --------------------------------------------------------
 Up to $99,999                                  2.25%
 $100,000 - $249,999                            2.00
 $250,000 - $499,999                            1.90
 $500,000 - $999,999                            1.75
 $1,000,000 or more                             1.40
 ---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the amounts above, during the initial offering period any firm that distributes 500,000 - 999,999 Units of a Trust will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units of such Trust will receive additional compensation of $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units of such Trust will receive additional compensation of $.015 per Unit; any firm that distributes 3,000,000 Units or more of such Trust will receive additional compensation of $.02 per Unit. This additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will amount to 1.50% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

    TAX-SHELTERED RETIREMENT PLANS. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Trusts generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   CERTIFICATES. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

    REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.

   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which is sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

    SPONSOR. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

    PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
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   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Trusts. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automati cally reinvested.

   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Trust expenses.


   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructing and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposed for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Captial gains realized from assets held for one year or less are taxed at the same rates as ordinary income.


   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.


   The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.


   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. An "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of Security held by the Trust.

   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.

   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

   General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
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   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees,
(h) costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust.

   GENERAL. During the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.

   The deferred sales charge, fees and expenses are paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trusts with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trusts. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
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        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Internet Trust..............................     4
   Telecommunications Trust....................     6
   Health Care & Pharmaceuticals Trust.........     8
   Utility Trust...............................    10
   Notes to Portfolios.........................    12
   The Securities..............................    13
   Report of Independent Certified
      Public Accountants.......................    24
   Statements of Condition ....................    25
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Rights of Unitholders.......................   A-7
   Trust Administration........................  A-10
   Taxation....................................  A-12
   Trust Operating Expenses....................  A-15
   Other Matters...............................  A-16
   Additional Information......................  A-16

                                   PROSPECTUS

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                                 AUGUST 18, 1998

                            INTERNET TRUST, SERIES 11
                       TELECOMMUNICATIONS TRUST, SERIES 3
                  HEALTH CARE & PHARMACEUTICALS TRUST, SERIES 3
                             UTILITY TRUST, SERIES 3


                              VAN KAMPEN FUNDS INC.

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

               Please retain this prospectus for future reference.

                                   VAN KAMPEN

                             INFORMATION SUPPLEMENT
                 VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 109


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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

      TABLE OF CONTENTS
                                                                 PAGE

      Risk Factors                                                 2
      The Trusts                                                   7
      Sponsor Information                                          7
      Trustee Information                                          8
      Trust Termination                                            9

RISK FACTORS

     PRICE VOLATILITY. Because the Trusts invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because certain Trusts invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. Certain Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.

     LIQUIDITY. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

     YEAR 2000. The Trusts could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trusts.

   There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.


    INTERNET-RELATED TECHNOLOGY COMPANIES. The Internet Trust is concentrated in issuers within the technology industry. Accordingly, an investment in Units of the Internet Trust should be made with an understanding of the characteristics of the technology industry and the risk which such an investment may entail.

    Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolenscense, cyclical market patters, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part of the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly development marketplace or that the Internet will continue to be accepted as a means of communication and commerce.

    The market for Internet-related products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce over the Internet. The industry is young and has few proven products and services. Moreover, critical issues concerning the commercial use of the Internet (including security, cost, ease of use and access, and quality of service) remain unresolved and may impact the growth of Internet use. Additionally, many Internet-related companies have only recently commenced operations or offered substantial number of the issues included in the Internet Trust occurred only within the last two years. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. Such securities are generally regarded as speculative investments. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of the Internet Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

    There can be no assurance that commerce and communication over the Internet will become widespread or that any related products or services will become widely adopted for these purposes. If the market fails to develop, develops more slowly than expected, becomes saturated with competitors or certain products or services do not achieve market acceptance, the financial condition of the issuers of the Securities could be materially adversely affected. In addition, due to the increasing use of the Internet, it is possible that various laws and regulations may be adopted addressing issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Internet Trust.

    Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

    Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of Internet-related companies are incorporated into other related products, such companies are often highly dependent on the performance of other computer, electronics and communications companies (many of which are included in the Internet Trust's portfolio). There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of many Internet-related companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

    Certain issuers of the Securities derived a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.

    Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will nto independently develop technologies that are substantially equivalent or superior to such issuers' technology.

    TELECOMMUNICATIONS ISSUERS. Because the Telecommunications and Utility Trusts may be concentrated in the telecommunications industry, the value of the Units of these Trusts may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a Trust portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a Trust portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Trust may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

    HEALTH CARE ISSUERS. An investment in Units of the Health Care & Pharmaceuticals Trust should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

    UTILITY ISSUERS. An investment in Units of the Utility Trust should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

    Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

    Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

    In view of the uncertainties discussed above, there can be no assurance that any company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

    Other general problems of the gas, water, telephone and electric utility industries (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments.


THE TRUSTS

    In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

    Investors should note that the selection criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.

    Stocks have been acknowledged as one of the best ways to stay ahead of inflation over time. For example, common stocks (as represented by the Standard & Poor's 500 Index) have generally outperformed long-term U.S. Government bonds, U.S. Treasury bills and the rate of inflation over the long-term. Of course, this represents past performance of these categories and there is no guarantee of future results, either of these categories or of the Trust. In addition, the certain Trusts seek to provide access to international markets which have often generated historical returns superior to those in the United States. For example, during 1993-1997, the United States stock market ranked among the top three developed markets in total return only once and never ranked first (measured by the Morgan Stanley Capital International USA Index and MSCI country indexes).

SPONSOR INFORMATION

    Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

    MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.

    Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

    As of September 30, 1997, the Sponsor and its Van Kampen affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen Funds Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

    The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

    In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

    Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

    Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

    A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

    Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

    Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                                   SIGNATURES

         The Registrant, Van Kampen Equity Opportunity Trust, Series 109, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Equity Opportunity Trust, Series 109 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 18th day of August, 1998.

                               Van Kampen Equity Opportunity Trust, Series 109 By Van Kampen Funds Inc.

                               By GINA M. COSTELLO
                               Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 18, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

SIGNATURE                TITLE

Don G. Powell            Chairman and Chief Executive       )
                         Officer                            )

John H. Zimmerman        President and Chief Operating      )
                         Officer                            )

Ronald A. Nyberg         Executive Vice President and       )
                         General Counsel                    )

William R. Rybak         Executive Vice President and       )
                         Chief Financial Officer            )

                         GINA M. COSTELLO
                         (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.